IT&E International Group

505 Lomas Santa Fe Drive, Suite 200

Solana Beach, CA 92075

February 2, 2006

Mail Stop: 6010

Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               IT&E International Group
Revised Schedule 14C filed January 17, 2006
File No. 0-50095

Dear Mr. Riedler:

IT&E International Group (the “Company”) has reviewed your letter dated February 1, 2006 (the “February 1 Comment Letter”) regarding the Company’s Revised Schedule 14C (the “Information Statement”).  The Company responds to the February 1 Comment Letter as set forth below.  The paragraph numbers below are intended to correspond to the paragraph numbers set forth in the February 1 Comment Letter.  In addition, for your convenience, we have restated each of your comments as set forth in the February 1 Comment Letter immediately preceding each of our responses below and have included three (3) copies of the revised Information Statement marked to show our proposed changes to ease your review.

SCHEDULE 14C

General

1.                                       We note your response to our previous comment 2.  You advised us that Section 4.4(a)(ii) of the Securities Purchase Agreement requires that you to present each of the actions in this Information Statement for shareholder approval which in turn necessitates the filing of this Information Statement.  However, you only mention in Action # 1 that the company will effect the reincorporation pursuant to the Securities Purchase Agreement and in Action # 4 that the company intends to file the Certificate of Designations pursuant to the Securities Purchase Agreement.  Please clearly state, if true, either in an introductory section or separately in connection with each of the actions in the Information Statement:

•                                          that the Securities Purchase Agreement required you to seek shareholder approval,

•                                          that you have obtained the required shareholder approval, and

•                                          you must now provide disclosure regarding the actions by mailing this Information Statement at least 20 days before taking these actions.

RESPONSE:  We revised the introductory paragraph “Information Statement” in response to this comment.

Action No. 4: Creation of Series D Preferred Stock

2.                                       We note you mention that Appendix F includes historical and pro forma financial statements related to the company and Millennix.  Clearly state that these financial statements are a part of the Information Statement.  Provide Appendix F and all of the other appendices in full in the revised information statement.  The appendices should be bound in with the Information Statement.

RESPONSE:  We have amended the third introductory paragraph to Action No. 4 to incorporate the financial statements by reference and to state that they are a part of the Information Statement.  We have also provided Appendix F in full.

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If you have any further comments regarding this letter, the response contained herein or any of the Revised Schedule 14C, please contact the undersigned or our outside counsel, Adam Lenain, Esq., c/o Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.:  (619) 685-4604, Facsimile No.:  (619) 234-3510.

Sincerely,

/s/ Peter Sollenne
Peter Sollenne